UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)* Pineapple Energy, Inc.
(Name of Issuer) Common Stock, $0.05 par value per share
(Title of Class of Securities) 72303P107
(CUSIP Number)

Scott Maskin 10900 Red Circle Drive Minnetonka, MN 55343 Telephone: (952) 996-1674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72303P107

1	NAME OF REPORTING PERSON Scott Maskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 524,075 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER NONE
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 524,075 (1)
WITH	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,075 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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(1)	513,300 shares of common stock, par value of $0.05 per share of the Issuer (as defined below) (the "Common Stock") were acquired on November 9, 2022. 10,775 shares of Common Stock were acquired on June 30, 2023 through the Issuer’s 2022 Employee Stock Purchase Plan.

(2)	Based upon 9,948,836 shares of the Issuer’s Common Stock, outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2023.

Item 1 – Security and Issuer

(a)	This statement on Schedule 13D relates to the Common Stock of Pineapple Energy Inc., a Minnesota corporation (the "Issuer").

(b)	The principal executive offices of the Issuer are located at 10900 Red Circle Drive, Minnetonka, MN 55343.

Item 2 - Identity and Background

(a)	This Schedule 13D is being filed on behalf of Scott Maskin, an individual (the "Reporting Person"), with respect to shares of the Issuer's Common Stock, held by the Reporting Person directly.

(b)	The address of the principal business office of the Reporting Person is 10900 Red Circle Drive, Minnetonka, MN 55343.

(c)	The Reporting Person's principal occupation is as the Issuer's Senior Vice President and General Manager, New York Division at the address of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States

Item 3 - Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

Item 4 - Purpose of Transaction

On November 9, 2022, the Issuer acquired all of the issued and outstanding equity of SUNation Solar Systems, Inc. and five of its affiliated entities ("SUNation"), directly or indirectly from SUNation's owners, which included the Reporting Person. The Reporting Person received 513,300 shares of Issuer's Common Stock as part of the consideration for the sale of SUNation by the Reporting Person and others in the transaction.

In connection with the SUNation acquisition, the Issuer appointed the Reporting Person as a member of its Board of Directors, as well as the Senior Vice President and General Manager, New York Division of the Issuer. The Issuer and the Reporting Person entered into an Employment Agreement, dated November 9, 2022 related to the Reporting Person's employment with the Issuer.

On June 30, 2023, the Reporting Person acquired 10,775 shares through the Issuer's 2022 Employee Stock Purchase Plan.

On February 10, 2023, the Reporting Person gifted 45,000 of the 513,300 shares to MBB Energy LLC, a limited liability company ("MBB"). On June 14, 2023, MBB gifted the 45,000 shares back to the Reporting Person.

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Item 5.   Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 524,075 shares of Common Stock beneficially owned by the Reporting Person, representing 5.3% of the 9,948,836 shares outstanding as reported in the Issuer's Form 10-Q filed on May 12, 2023.

(b)	The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 524,075 shares of the Issuer's Common Stock.

(c)	The Company and the Reporting Person have not engaged in any transaction in shares of the Issuer's Common Stock during the past 60 days other than as described in Item 4. The responses in Item 4 is incorporated by reference.

(d)	None.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer..

Item 7.   Material to Be Filed as Exhibits

Not applicable.

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2023
Date /s/ Scott Maskin
Scott Maskin

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

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